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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 8)
                               (FINAL AMENDMENT)
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 15)

                                 MAXSERV, INC.
                           (NAME OF SUBJECT COMPANY)

                             SEARS, ROEBUCK AND CO.
                         MAX ACQUISITION DELAWARE INC.*
                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   005779171
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                             MICHAEL D. LEVIN, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             SEARS, ROEBUCK AND CO.
                               3333 BEVERLY ROAD
                           HOFFMAN ESTATES, IL 60179
                                 (847) 286-2500
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                               ----------------

                                    COPY TO:
                             MARK D. GERSTEIN, ESQ.
                                LATHAM & WATKINS
                            SEARS TOWER, SUITE 5800
                             233 SOUTH WACKER DRIVE
                             CHICAGO, IL 60606-6401
                                 (312) 876-7700

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  * On March 18, 1997, Max Acquisition Delaware Inc. merged with and into
   MaxServ, Inc. and, as a result of such merger, ceased to exist as a separate entity.

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                                SCHEDULE 14D-1

                                                          Page 2 of 4 Pages
   CUSIP NO. 005779171



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 1 NAME OF REPORTING PERSONS: SEARS, ROEBUCK AND CO.
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 36-1750680

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 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                (A)[_]
                                                                (B) [_]

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 3 SEC USE ONLY

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 4 SOURCE OF FUNDS (SEE INSTRUCTIONS):
  WC

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 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(E) OR 2(F):
                                                                   [_]

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 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  NEW YORK

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 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  1,000

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 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE
   INSTRUCTIONS):
                                                                   [_]

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 9 PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):
  100%

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10 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
  CO

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                                       2
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  Sears, Roebuck and Co. and Max Acquisition Delaware Inc.* hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), originally filed with the Securities and Exchange Commission on February 4, 1997, with respect to the offer to purchase any and all outstanding shares of common stock, par value $.01 per share, of MaxServ, Inc., at a price of $7.75 per share upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 4, 1997, as amended and supplemented by the Supplement thereto, dated March 3, 1997, and in the revised Letter of Transmittal. This Amendment No. 8 to the Schedule 14D-1, constituting the Final Amendment to the Schedule 14D-1 pursuant to Instruction D to Schedule 14D-1, also constitutes the Amendment No. 15 to the Statement on Schedule 13D of Parent and Purchaser. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 14D-1.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  Item 6 of the Schedule 14D-1 is hereby amended and supplemented to add the following information:

  On March 21, 1997, payment was made for 128,791 Shares that were tendered pursuant to the Offer and thereafter accepted for purchase on March 17, 1997, but which had been subject to guarantees of delivery. At the completion of the Offer, a total of 10,729,516 Shares were tendered and purchased. As previously disclosed, all such Shares were canceled on March 18, 1997, in connection with the merger of Purchaser with and into MaxServ, Inc.


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*  On March 18, 1997, Max Acquisition Delaware Inc. merged with and into
   MaxServ, Inc. and, as a result of such merger, ceased to exist as a separate entity.

                                       3
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                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: March 21, 1997                     Max Acquisition Delaware Inc.*

                                          Sears, Roebuck and Co.

                                             /s/ Michael D. Levin
                                          By: _________________________________
                                             Name: Michael D. Levin
                                             Title: Senior Vice President,
                                                 General Counsel and Secretary





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*On March 18, 1997, Max Acquisition Delaware Inc. merged with and into
 MaxServ, Inc. and, as a result of such merger, ceased to exist as a separate entity.